PainReform Ltd.

60C Medinat Hayehudim

Herzliya, 4676670, Israel

August 27, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Alan Campbell
Ameen Hamady
Al Pavot
Christine Westbrook

Re:	PainReform Ltd.
Registration Statement on Form F-l
File No. 333-239576

Ladies and Gentlemen:

PainReform Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on Monday, August 31, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Steven Glusband and Guy Ben-Ami of Carter Ledyard & Milburn LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Steven Glusband of Carter Ledyard & Milburn, LLP, counsel to the Registrant, at (917) 806-6715, or in his absence, Guy Ben- Ami at (646) 256-4164.

Very truly yours,

PainReform Ltd.

By: /s/ Ehud Geller

Name: Ehud Geller

Title: Executive Chairman